UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 30, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 June 2025 entitled ‘Vodafone Group Plc launches Cash Tender Offers’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF UK MAR

30 June 2025

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES CASH TENDER OFFERS FOR UP TO €2,000,000,000 (EQUIVALENT) IN AGGREGATE PRINCIPAL AMOUNT OF CERTAIN U.S. DOLLAR AND STERLING DENOMINATED NOTES DUE 2043 TO 2059

(Newbury, Berkshire - England) - June 30, 2025 - Vodafone Group Plc ("Vodafone" or the "Company") announces the launch of its offers to purchase for cash in concurrent, but separate, offers for the outstanding series of notes listed in the table below (the "Notes") for an aggregate purchase price (excluding Accrued Interest, as defined herein) of up to €2,000,000,000 equivalent (the "Maximum Tender Amount"),(1) and based on the respective order of priority (each an "Acceptance Priority Level" and together, the "Acceptance Priority Levels"), as applicable, for such series, as set forth in the table below. Each offer to purchase each series of Notes is referred to herein as an "Offer" and the offers to purchase the Notes as the "Offers." Subject to the Maximum Tender Amount, the maximum aggregate principal amount of the USD-denominated 4.25% Notes due 2050 (the "2050 Notes") to be purchased by the Company will be $750,000,000 (such amount, as may be increased or decreased, the "2050 Sub-Cap"). The Offers are subject to the terms of, and conditions set out in, the offer to purchase dated June 30, 2025 (the "Offer to Purchase"), including the Financing Condition (as defined herein).

Title of Security	Principal Amount Outstanding	CUSIP/ISIN /Common Code	Acceptance PriorityLevel	Sub-Cap(2)	Early Tender Premium(3)	Reference Security	Bloomberg Reference Page/Screen	Fixed Spread(basis points)
USD 4.25% Notes due September 17, 2050 (the "2050 Notes")	$1,500,000,000	92857WBU3 / US92857WBU36 / N/A	1	$750,000,000(4)	$50	UST 4.625% due February 15, 2055	FIT1	100
USD 5.125% Notes due June 19, 2059 (the "2059 Notes")	$500,000,000	92857WBT6 / US92857WBT62 / N/A	2	N/A	$50	UST 4.625% due February 15, 2055	FIT1	105
GBP 3.00% Notes due August 12, 2056 (the "2056 Notes")	£1,000,000,000	N/A / XS1472483772 / 147248377	3	N/A	£50	UK Gilt 4.25% due December 7, 2055	FIT GLT10-50	80
USD 4.875% Notes due June 19, 2049 (the "USD 2049 Notes")	$1,750,000,000	92857WBS8 / US92857WBS89 / N/A	4	N/A	$50	UST 4.625% due February 15, 2055	FIT1	100
GBP 3.375% notes due August 2049 (the "GBP 2049 Notes")	£800,000,000	N/A / XS1468494239 / 146849423	5	N/A	£50	UK Gilt 1.75% due January 22, 2049	FIT GLT10-50	80
USD 5.25% Notes due May 30, 2048 (the "2048 Notes")	$1,443,947,000	92857WBM1 / US92857WBM10 / N/A	6	N/A	$50	UST 5.00% due May 15, 2045	FIT1	95
USD 4.375% Notes due February 19, 2043 (the "2043 Notes")	$751,064,000	92857WBD1 / US92857WBD11 / N/A	7	N/A	$50	UST 5.00% due May 15, 2045	FIT1	70

Notes:
(1) To determine whether the Maximum Tender Amount has been reached, where required, we will convert the applicable aggregate purchase price payable (excluding Accrued Interest) with respect to the Notes validly tendered into Euro using the applicable exchange rate described under "The Terms of the Offers-Maximum Tender Amount; Acceptance Priority Levels and Proration." The Maximum Tender Amount may be increased or decreased at the Company's sole and absolute discretion.

(2) The 2050 Sub-Cap, as set out in Table I above, represents the maximum aggregate principal amount of 2050 Notes that shall be purchased by the Company, subject to the applicable Maximum Tender Amount. The Maximum Tender Amount and 2050 Sub-Cap may be increased or decreased.

(3) Per $1,000 or £1,000, as applicable, principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase. For the avoidance of doubt, the Early Tender Premium is already included within the Total Consideration (which, in the case of all Notes, will be calculated using the Fixed Spread over the relevant Reference Yield (with such sum being annualized in the case of the Sterling Notes for the purposes of such calculation) as described herein), and is not in addition to the Total Consideration.

The Notes denominated in U.S. Dollars are referred to herein as "Dollar Notes," and the Notes denominated in Sterling are referred to herein as "Sterling Notes." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Offer to Purchase, together with any updates, are available at the following website: https://deals.is.kroll.com/vodafone.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Purpose of the Offers

The Offers and the issuance of the New Notes (as defined herein) are being undertaken to, among other things, proactively manage the Company's outstanding debt portfolio.

Financing Condition

On June 30, 2025, the Company announced its intention to issue new sterling-denominated notes (the "New Sterling Notes"). Concurrently, Vodafone International Financing DAC ("VIFD"), an indirect wholly owned subsidiary of the Company, announced its intention to issue new euro-denominated notes to be wholly and unconditionally and irrevocably guaranteed by the Company (the "New Euro Notes" and, together with the New Sterling Notes, the "New Notes"). Whether the Company will accept for purchase any Notes validly tendered in the Offers and complete the Offers is subject, without limitation, to the successful completion (in the sole and absolute discretion of the Company) of the issue of the New Notes (the "Financing Condition").

Consideration for the Notes

Upon the terms and subject to the conditions set forth in the Offer to Purchase, including the Financing Condition, Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase will receive the applicable Total Consideration. The Total Consideration payable for a series of Notes will be a price per $1,000 or £1,000 principal amount of such series of Notes that, as regards the Dollar Notes and the Sterling Notes, shall be equal to an amount, calculated in accordance with the respective formulas described in Annexes A-1 or A-2 of the Offer to Purchase, as applicable, that would reflect, as of the Early Settlement Date, a yield to the maturity date of such series of Notes equal to the sum (with such sum being annualized in the case of the Sterling Notes for the purposes of such calculation) of (a) the Reference Yield of the applicable Reference Security, determined at 10:30 a.m. (New York City time) on July 15, 2025 (such time and date, as the same may be extended, the "the Price Determination Date") plus (b) the applicable Fixed Spread to such series, minus Accrued Interest. The Reference Yield will be calculated in accordance with standard market practice (rounded to 3 decimal points) and will be a yield corresponding to:

●        for the Dollar Notes, the bid-side price of the applicable Reference Security as displayed on the applicable Bloomberg reference page/screen (the "Reference Page") set forth in table above; and

●        for the Sterling Notes, the mid-market price of the applicable Reference Security, calculated as the arithmetic average of the bid-side and offered-side prices of the applicable Reference Security (such average rounded to the nearest 0.001% with 0.0005% rounded upwards) each as displayed on the applicable Reference Page, each as of the Price Determination Date.

If the Dealer Managers determine that the relevant Reference Page is not operational or is displaying inaccurate information at that time, the bid-side price or the offered-side price of the Reference Security, as applicable, determined at or around the Price Determination Date shall be determined by such other means as the Company, in consultation with the Dealer Managers, may consider to be appropriate under the circumstances.

For the avoidance of doubt, the applicable Early Tender Premium is already included within the applicable Total Consideration (which, in the case of all Notes, will be calculated using the Fixed Spread over the relevant Reference Yield (with such sum being annualized in the case of the Sterling Notes for the purposes of such calculation)), and is not in addition to the Total Consideration. Holders who validly tender their Notes after the Early Tender Deadline but at or prior to the Expiration Date, and whose Notes are accepted for purchase, will receive only the applicable Tender Offer Consideration, which is the applicable Total Consideration less the applicable Early Tender Premium.

Vodafone will issue a press release specifying the applicable consideration for each series of Notes as soon as reasonably practicable after the determination thereof by the Dealer Managers.

Accrued Interest

In addition to the applicable Total Consideration or applicable Tender Offer Consideration, each Holder whose Notes are tendered and accepted for purchase will receive accrued and unpaid interest on the principal amount of Notes from, and including, the most recent interest payment date prior to the applicable Settlement Date up to, but not including, the applicable Settlement Date, rounded to the nearest cent ("Accrued Interest"). Accrued Interest will be paid in cash. All Notes accepted in the Offers will be cancelled and retired by Vodafone.

Maximum Tender Amount; the 2050 Sub-Cap; Acceptance Priority Levels and Proration

The amount of each series of Notes that is purchased in the relevant Offer is subject to the Maximum Tender Amount and the 2050 Sub-Cap. The Company reserves the right to increase or decrease either or both of the Maximum Tender Amount and the 2025 Sub-Cap. To determine whether the Maximum Tender Amount has been reached, the aggregate applicable purchase price payable (excluding Accrued Interest) for the Dollar Notes and the Sterling Notes validly tendered will be converted into Euro using the applicable exchange rates, as of 5:00 p.m., New York City time, on the Early Tender Deadline date (which is expected to be July 14, 2025) as reported on the Bloomberg screen page "BFIX" under the headings "USDEUR" and "GBPEUR", respectively.

Subject to the Maximum Tender Amounts and the 2050 Sub-Cap, the Notes will be purchased in accordance with the Acceptance Priority Levels (in numerical priority order) set forth in the table above. The 2050 Notes are designated as the first, or highest, Acceptance Priority Level, the 2059 Notes, the 2056 Notes, the USD 2049 Notes, the GBP 2049 Notes and the 2048 Notes are designated as the second, third, fourth, fifth and sixth Acceptance Priority Level, respectively, and the 2043 Notes are designated as the seventh, or lowest, Acceptance Priority Level.

Subject to the Maximum Tender Amounts and 2050 Sub-Cap, all Notes of a series tendered at or prior to the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any tendered Notes of a series having a lower Acceptance Priority Level are accepted, and all Notes tendered following the Early Tender Deadline but at or prior to the Expiration Date having a higher Acceptance Priority Level will be accepted before any Notes tendered following the Early Tender Deadline having a lower Acceptance Priority Level are accepted in the relevant Offer. If the Maximum Tender Amount is not reached as of the Early Tender Deadline, subject to the 2050 Sub-Cap, Notes tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes tendered following the Early Tender Deadline even if such Notes tendered following the Early Tender Deadline have a higher Acceptance Priority Level than Notes tendered at or prior to the Early Tender Deadline.

Notes of a series may be subject to proration if the aggregate principal amount of the Notes of such series validly tendered would cause the Maximum Tender Amount or the 2050 Sub-Cap to be exceeded. Furthermore, if the Maximum Tender Amount is reached as of the Early Tender Deadline, Holders who validly tender Notes following the Early Tender Deadline but at or prior to the Expiration Date will not have any of their Notes accepted for purchase unless the Maximum Tender Amount is increased in the sole and absolute discretion of the Company. Where applicable, in respect of the 2050 Sub-Cap, and in all cases subject to the Maximum Tender Amount, 2050 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline will be accepted in priority to 2050 Notes validly tendered after the Early Tender Deadline. In addition, if the 2050 Sub-Cap is reached as of the Early Tender Deadline, Holders who validly tender 2050 Notes following the Early Tender Deadline will not have any such Notes accepted for purchase unless the 2050 Sub-Cap is increased.

Key Dates and Times, Offer Period and Results

Holders of the Notes should note the following dates and times relating to the Offers:

Date	Calendar Date
Commencement Date.....................................................................................................................................	June 30, 2025.
Foreign Exchange Rate Determination Date.....................................................................................................................................	5:00 p.m., New York City time, on July 14, 2025.
Early Tender Deadline..............................................................................................................................	5:00 p.m., New York City time, on July 14, 2025, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Withdrawal Deadline..............................................................................................................................	5:00 p.m., New York City time, on July 14, 2025, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Early Results Announcement Date .....................................................................................................................................	The first business day after the Early Tender Deadline, which is expected to be July 15, 2025.
Price Determination Date .....................................................................................................................................	10:30 a.m., New York City time, on July 15, 2025.
Early Settlement Date .....................................................................................................................................
In respect of all Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase, the Company expects to make payment on the second business day after the Price Determination Date, which is expected to be July 17, 2025.

Expiration Date .....................................................................................................................................	5:00 p.m., New York City time, on July 29, 2025, unless extended or earlier terminated by the Company in its sole and absolute discretion, subject to applicable law.
Final Tender Results Announcement Date (if applicable).......................................................................................................................	The first business day after the Expiration Date, which is expected to be July 30, 2025.
Final Settlement Date .....................................................................................................................................
In respect of the Notes that are validly tendered after the Early Tender Deadline but at or prior to the Expiration Date and accepted for purchase, the Company expects the Final Settlement Date to occur on the second business day after the Expiration Date, which is expected to be July 31, 2025.

Holders of Notes are advised to check with any intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, the Offers before the deadlines specified in the Offer to Purchase. The deadlines set by any such intermediary and the applicable Clearing System for participation in the Offers may be earlier than the relevant deadlines specified above.

The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in "The Terms of the Offers-Conditions to the Offers" in the Offer to Purchase, including the Financing Condition.

The Company has retained Merrill Lynch International, and Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. (collectively, "Deutsche Bank Securities"), as Dealer Managers and Kroll Issuer Services Limited as Tender and Information Agent (the "Tender and Information Agent") for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to the Tender and Information Agent at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris. Questions regarding the Offers may be directed to Merrill Lynch International at +44 207 996 5420 (in London), +1 (888) 292-0070 (U.S. toll free) or +1 (980) 387-3907 (U.S.) or by email to DG.LM-EMEA@bofa.com and to Deutsche Bank Securities at +1 (866) 627-0391 (U.S. toll free), +1 (212) 250-2955 (U.S.) or + 44 20 7545 8011 (in London).

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the "Securities Act"). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is being made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). None of this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 30, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary